Exhibit 99(A)

EXHIBIT A

Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal

Lazard Alternative Strategies 1099 Fund

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST

AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS A NOTIFICATION OF THE FUND’S TENDER OFFER.

December 26, 2014

Dear Lazard Alternative Strategies 1099 Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Lazard Alternative Strategies 1099 Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) at this time, please disregard this notice and take no action. In addition, we wish to remind you about a change in the Fund’s investment strategy that is expected to be effective on January 1, 2015.

CHANGE IN THE FUND’S INVESTMENT STRATEGY

At a meeting held on August 11, 2014, the Board approved a change in the investment strategy of the Fund. The change in the Fund’s investment strategy, which will be effective as of January 1, 2015, is described in more detail in the supplement to the Fund’s Prospectus that was mailed to Shareholders on August 27, 2014 (the “Supplement”). Under the new investment strategy, the Fund will pursue its investment objective, which will remain achieving long-term capital appreciation, by investing its assets principally in hedge funds and other similar investment vehicles that primarily invest or trade in the securities of issuers that are economically tied to an emerging market country. In connection with the change in investment strategy, the Board approved a change in the name of the Fund to “Lazard Alternative Emerging Markets 1099 Fund” effective January 1, 2015. Please see the Supplement for more information on the change in investment strategy and associated risk factors.

INFORMATION ABOUT THE TENDER OFFER

The tender offer period will begin on December 26, 2014 and will end at 12:00 midnight, Eastern time, on January 26, 2015. The purpose of the tender offer is to provide liquidity to shareholders that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or a portion of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than January 26, 2015. If you do not wish to tender your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY PORTION OF YOUR SHARES AT THIS TIME.

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All tenders of Shares must be received by the Fund’s Administrator, Bank of New York Mellon Alternative Investment Services, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by January 26, 2015.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Lazard Marketing Representative or our Administrator at (877) 355-1474.

Sincerely,

Lazard Alternative Strategies 1099 Fund

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